Exhibit 12

Consolidated Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006

Excluding interest on deposits	1.56	3.99	4.88	3.78	3.22
Including interest on deposits	1.20	2.12	2.50	2.12	2.23